EXHIBIT 3.3

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

OF

THE CHEESECAKE FACTORY INCORPORATED

It is hereby certified that:

                    1.  The name of the corporation (hereinafter called the “corporation”) is THE CHEESECAKE FACTORY INCORPORATED.

                    2.  The certificate of incorporation of the corporation is hereby amended by striking out Article FOURTH thereof and by substituting in lieu of said Article the following new Article:

          “FOURTH: The aggregate number of shares of all classes of capital stock which the corporation shall have authority to issue is 255,000,000 (two hundred fifty five million) shares, five million (5,000,000) shares of which shall be Preferred Stock, par value $.01 per share, issuable in one or more series and two hundred fifty million (250,000,000) shares of which shall be Common Stock, par value $.01 per share.

          The shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to fix by resolution or resolutions the voting rights, designations, powers, preferences and the relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof of any wholly unissued shares of Preferred Stock; and to fix the number of shares constituting such series and to increase or decrease the number of shares of any such series but not below the number of shares thereof then outstanding.”

                    3.  The amendment of the certificate of incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Signed on June 15, 2005.

	By:	/s/ MICHAEL J. DIXON

Michael Dixon,
Senior Vice President